Exhibit 99.8
INFOSYS TECHNOLOGIES LIMITED
CNBC — BOARDROOM
JANUARY 11, 2006
CORPORATE PARTICIPANTS
Nandan Nilekani
Infosys Technologies — CEO, President and MD
Kris Gopalakrishnan
Infosys Technologies — COO and Deputy MD
Mohandas Pai
Infosys Technologies — CFO
S.D. Shibulal
Infosys Technologies — Head — Delivery and Sales
Merwin Fernandez
Infosys Technologies — Head — Finacle
Chandra Shekar Kakal
Infosys Technologies — Head — Enterprise Solutions

Udayan
Welcome back. You have heard the Infosys numbers by now. You have seen a reasonable degree of analysis on those numbers from global and local analysts and now it is time to hear it from the horse’s mouth. The top management of Infosys is here with us. You know about the numbers now. How operating margins have gone up, how the hit has come in on the other income side, which is why the numbers might be slightly lower than what we were expecting because there were losses on the other income column. Nandan Nilekani, S. Gopalakrishnan, S.D. Shibulal and Mohandas Pai have joined us to talk about their numbers and how they see the next quarter panning out as well. Thanks very much and Happy New Year to all of you gentlemen.
Nandan Nilekani
Same to you.

Udayan
How has the quarter been Nandan?
Nandan Nilekani
I think it has been a good steady quarter. In rupee terms we have grown at 10.4%, in dollar terms of course we have grown less at 6.7%. We have crossed 200 million dollar customers, 206. As you mentioned, the operating margins, we have gained 1.9%, though we have lost out on the non-operating side. On a gross level we added over 5,000 employees. We expect to add another 3,500 gross number of employees in Q4. So, I think overall it has been a good steady quarter and we are on track on our strategy.

Udayan
Mohan, a few analysts are a bit surprised. A. On the 34% operating margin. B. On the loss on the other income. Could you just layout what exactly happened on the operating and non-operating side?
Mohandas Pai
You must see how the rupee moved. The rupee depreciated rapidly by about 5.2% and then the rupee appreciated. So overall on the rupee we had a 3.4% average depreciation for the quarter and then we had a 2.3% quarter end to quarter end depreciation. It basically meant that we had an increase in operating revenue to the extent of maybe 1.8% out of the 1.9% arising because of the rupee depreciation. At the same time, since we are almost fully hedged at the beginning of the quarter on a net inflow basis, we had to suffer the downside of a foreign exchange difference being negative. This quarter is all about the impact of the rupee on the margins. We have had a $10 million positive impact on the operating line, we had a $12 million negative impact on exchange differences. So overall there has been a $2 million negative impact on the bottom line because of the rupee. If the rupee had behaved differently and stayed at what it was, the result would have been much more favorable, but then the volatility of the rupee created all this kind of excitement.

Udayan
Kris, volume growth. Could you just throw a little bit more color on that, the kind of volume growth that you have seen and from which quarters and which category of clients most of it has come in?
Kris Gopalakrishnan
If you look at vertical industry, banking and capital markets have shown good growth, our energy and utilities have shown good growth. From a geography perspective, Europe has shown good growth and from the services perspective most of the services which we started recently and especially the business process management, Progeon, has shown very good growth.

Mithali
Mohan have you changed your strategy then for the rest of the financial year in terms of how you will now approach the rupee?
Mohandas Pai
Yes we have said that we will have some options outstanding and watch very carefully. I think the volatility in the market place may call for a more active hedging policy. Our hedging policy has been very passive. We don’t trade in the market place because of our philosophy but we have to see whether we should have stop losses and whether we should be much more active. That’s an ongoing debate that we keep having because this kind of volatility is very difficult to handle and globally too we have seen volatility, we have seen the dollar appreciate, then we have seen the dollar come down, other currencies go up. We have seen interest rates stability coming in United States. We have seen expectation of interest rates hike and the Euro globally. So you know it has been choppy.

Mithali
Nandan, compare how the first half of the financial year panned out vis-a-vis how the second half will. Is there less seasonality perhaps in your growth because there have always been lesser working days and what have you?
Nandan Nilekani
Yes, we had that challenge in Q3. And if you look at our guidance for Q4, it is about 2.4%. So, I think it is not seasonality but what does happen is Q3 tends to be the period with vacations and holidays typically and it is the year ending for many companies. Q4 becomes the Q1 for the calendar year which is mostly the year for most of our customers and it is also the year when they reset their budgets, they look at their growth plans and so on and so forth. So I think there are some of those attributes which do come in into the mix. But I think the fundamentals in terms of low cost strategy or secular growth of the market, the opportunities, I think that continues to be very much on track.

Udayan
Shibu, throw some light on pricing and from a delivery perspective whether you have seen any significant changes there at all between new and existing clients?
Shibulal
Actually pricing continues to be stable with an upward bias. Our new customers are coming in at probably 3-4% higher than our average, Infosys average but at the same time note that 93% plus of our business is coming from repeat business. That means, the flow through to happen it takes a bit of time. On the demand side, the demand continues to be robust. Europe is definitely showing better demand. In fact our revenue from Europe has gone up by almost a percentage, 23.7 to 24.9% from last quarter to this quarter. The ABN deal has definitely put us in a different position in the market, specially in Europe.

Udayan
Mohan, would you say then that this jump in operating margins is a little bit of a blip and that will not be your mean operating margin as you look forward into the next two to three quarters?
Mohandas Pai
Well it depends on the rupee because this is mostly the rupee impact. It depends on the rupee. If the rupee remains where it is, for example if you take the quarter end, the rupee was slightly lower. The rupee has appreciated since then. It was about Rs. 45.30 as an average, now it has come down to something like about Rs. 44.2 and odd. So it is already down. Our guidance is based upon Rs. 44.50 which I think is a fair rate because we have not taken into impact the Euro appreciation. So right now we are more or less on par, but it all depends how the rupee is going to behave. On the business front, the margins have been very secular. The margins have been secular. The margins have been strong because our philosophy is that if you make higher margins you put it back into the business because the key thing for all of us is growth. First priority is growth. Growth with good margins. Growth with a good steady margins. So we want to invest back into the business and that we have been doing for the last four quarters.

Udayan
Okay, let us take a break now. We have just about started, lots to talk to the management about, but it is fun to hear Mohan talk about stop losses. It is first time I am hearing him talk about stop losses. We will take a break, come right back and talk more about the business.

Welcome back, we have just about started with the Infosys Board Room. Nandan Nilekani, S. Gopalakrishnan, Mohandas Pai, and S.D. Shibulal have been telling us how this quarter has been and where operating margins will eventually end up given what the rupee is doing which is pretty much zigzagging all over the place. Let us talk a little bit about the fourth quarter guidance, which Infosys has held out today. Nandan, you want to put in perspective what you are seeing for the current quarter?
Nandan Nilekani
Yes, we have given, for rupee guidance we have given a guidance of between 2.3 to 2.7% growth for the fourth quarter and that is based on our current outlook, what we are seeing in terms of business, what we are seeing in terms of our clients new budgeting cycles and so forth. We think that is the appropriate guidance for the year and that is what we are seeing today.

Udayan
What you are hearing from your large spenders, the $5 million plus kind of clients. You won’t give guidance now for FY07. Can we get the sense that some of those large client issues which had cropped up in the middle of this year, they have receded to the background, business momentum is intact for the larger clients?
Nandan Nilekani
No I think we should look at it in two different ways. Broadly I think the trend continues to be positive. The secular growth story is very much there. I think we are getting more and more, as I said we have over 200 clients now generating more than a million dollars and I think the Infosys brand is getting very strong. We are getting a lot of visits by customers, CEOs. So I think that part of it is very much there. Individually, there are some clients where when you reach a very high level of the spending, then you obviously won’t have the same sequential growth in those accounts that you have in smaller accounts. So our strategy is to widen the pyramid of our accounts and to make sure there are enough growing accounts across the base, and that is how we expect to reach our goals.

Udayan
Coming on that Kris, the kind of growth you are seeing from mature large clients versus the new clients which are getting in, will the growth in new clients, new business ___?
Kris Gopalakrishnan
What we are seeing now in terms of the number of million dollar relationships, the number of $5 million, the number of $10 million relationships, all these are growing and the largest client is 4.5% of our revenues. So the pyramid is definitely widening and we have to look at new services to actually create a jump in some of the existing relationships. The footprint has to broaden and that is something we are looking at.

Mithali
Shibu, you were making a point about pricing improving, of course the main pricing would probably be just about 0.5%, but for the coming few quarters are you seeing traction from that space, pricing improving as well along with your volume growth?

Shibulal
Pricing as I said is with a slight upward bias. So the new customers do come at slightly higher price, 3-4%, but please remember 7% of our revenue comes from new customers in this quarter. In fact, next quarter it may even drop because our repeat business fluctuates anywhere between 93-97%, so to see an overall increase it takes a bit of time. And most of the contract negotiations which we are doing today also have slight increases built in. So pricing is stable with an upward bias.

Mithali
And in the ABN-AMRO deal, of course that’s the one that excited the market most. Has that changed the dynamics for companies like Infosys now when you go out and pitch for a bigger client?
Nandan Nilekani
Yeah, I think it has had three or four implications. One is, it was a big deal in Europe. I think it showed that European organizations also have to look at outsourcing in a big way. So to that extent I think the mindset has improved in terms of outsourcing and so on and so forth. The second thing is that it was global competition, and I think it showed that people like us and our colleagues at TCS have truly arrived on the global scene and it is really everybody competing for the same pie. The third thing is that we have been advocating for a long time that this total outsourcing model is going to go away where you give everything to one company and hope for the best. That is a wrong model. The right model is what we call as Modular Global Sourcing where you look at best of breed suppliers and give individual chunk of the work to different suppliers and this was a classic sort of endorsement of that model. So I think it had a number of strategic implications.

Udayan
Mohan, just two points. An analyst was mentioning just a while back, depreciation has gone up in this quarter and talking about whether debtor days have increased as well, could you just....
Mohandas Pai
No, debtor days have come down to 57 days, which is pretty good. It was 59 days last quarter. Depreciation has gone up primarily because of the fact that as you come closer to the year and you capitalize, the period for which you depreciate in the first year comes down. Two, you had to put into place lot more number of seats. We have 41,000 seats, 9 million square feet in use, 3.8 million square feet under construction; 16,000 seats under construction. So we have a huge program to put into place. We have 49,000 employees, 41,000 seats. We are running behind, but the fact is when you count the seats, you don’t take into account the capacity we have overseas or the people who are travelling. So even now we are very tight for place, at about maybe 102-105% utilization in space too. So look at this, we are operating full up in space. We have to work very hard to get a space. We have to make sure we solve the traffic problem. We have got to make sure that there are enough flights coming into this country and if you look at all this the industry growth is putting into light the fact that India maybe running out of capacity in many ways. So I think the external environment is going to impact the growth of companies more in future in India.

Udayan
Fair point. Kris, 3,200 employees. Tell us a little bit about utilization levels. Given the kind of additions that you want to do in the fourth quarter, do you see that having any implications on margins, your hiring plans?
Kris Gopalakrishnan
No, that is factored. The hiring is factored into our guidance and with that we hope to maintain the margins. We are looking at 3,400 people to be added and there is a seasonality. If you look at July-August-September, that is when the campus hires join and there is a peak and then it kind of tapers off and then again it picks up next year. So that kind of pattern is what we see happening now also. If you look at the numbers we gave for second half, it is about 1,000 people more actually now if you look at it
Mohandas Pai
There is one other issue Udayan, I think as companies grow larger they need to have a deeper bench. We are very fine driving utilization at 80%, very fine getting people just in time and training them and making things happen but as you grow bigger, the business becomes more complex. I think companies have to invest in creating a larger bench and I think you have to bear the cost of this bench and make sure that you focus on growth because as you become larger you do not want to miss growth opportunities and growth opportunities come from the client and you cannot just go hire in the market place and say I am going to hire and I am going to meet the client’s requirement. So you have to keep a larger bench in place when you become larger because clients come and the clients today want to ramp up faster. Many clients come and say that look I want ramp up to 200-300 people in a matter of 2 or 3 months and they depend upon people like us who are larger players to do that because we are capable of doing that and that means it puts pressure on us to have a much deeper bench to meet all requirements and then go on. I think it is an issue which we have to face in future.

Mithali
Shibu, what about the newer spaces because you made the point about growth in consulting as well. How has that grown for this quarter?
Shibulal
Actually Consulting this quarter we have billed $10 million. Next quarter we are expecting another probably $13 million plus. More than consulting, the new integrated offerings, we are having consulting all the way up to end-to-end implementation, that is something which we introduced into the market over the last two-three quarters. It is definitely seeing traction with our customers. For example, in one of the global hi-tech manufacturers, they have contracted with us. If you look at geographic realignment from a vendor perspective. So they are asking us to do an assignment where we will realign the geographies, consolidate the vendors and the give them value from that whole process. So our offering, our integrated offering starting from board room to boiler room kind of offering is definitely seeing traction in the market.

Udayan
Board room to boiler room, that is a nice phrase. We will take another break. When we come back so much more to discuss, so we will touch upon Progeon, we have not even discussed that. Some other issues like MNC competition, consolidation in the space, all of that when we join in a minute with the Infosys top brass.

Welcome back, we are still talking to the Infosys top management, let us get right back to them. Nandan, a couple of issues, MNC competition and how things have panned out in the last quarter, are you finding more teeth in your market?
Nandan Nilekani
Not at all. In fact, I think we are finding more and more, ABN is a good example but many other deals where we are completing head on head with them, we are winning a lot of them. I think now it is really, it is one level of situation and we are very comfortable that we can take on MNC competition. In fact I think what we have been saying for the last two to three years that they will be forced to come here, they will be forced to change their model, all that is coming true.

Udayan
You have also had instances in the last three months where a couple of the mid tier technology companies have had to issue guidance changes downwards. Do you get the sense that the larger players are eating away a larger share of the pie with every incremental quarter?
Nandan Nilekani
Well I think the game has changed. I think it is game of consolidation, it requires large players with deep pockets, financial strength, brand, infrastructure and so forth. And customers are making much bigger bets on their partners, and therefore they are looking for the longevity of companies. So in some sense I think there is a bias in favor of larger companies.

Udayan
Mohan update us on Progeon for this quarter and also tell us whether Akshaya’s departure will have any material difference?
Mohandas Pai
Progeon has done $22.53 million as against $20.55 million. So it is right on track, it has met its budget. Its bottom line is healthy at 24.4%. So, bottom line is healthy, the top line has grown. It has added on a couple of clients and there is a big strong pipeline. We have a new head of sales who is come in to drive up the pipeline. So I think Progeon is in very good shape. Yes, Akshaya is leaving us. He is leaving us on the March 1, 2006 and he is leaving us for personal reasons. He has been with us for 4 years. He helped the company assemble the team together and sow the idea of a transaction based BPO company and if you look at Progeon on an incremental basis, look at the revenue that we added this year. We have gone up from $42 m to $86m. So we are adding about $44 million and if you take 44 million dollars and stack it all against other players, we will be either number two or number three. Even though in total size we will be number eight or ten, if you look at the incremental revenue add this year, we will be number two or number three. So the company’s model has been established, done very well. Now we have a deep bench in terms of succession planning, Amitabh is COO, he is stepping into Akshaya’s shoes and taking over from Akshaya. We have made sure there is smooth transition and I think the duty of the management team has been that we build a bench to make sure that there are enough senior people to take over on the business. So I think overall Progeon is in very good shape.

Mithali
Nandan just getting back to the point you were making about more muscle for companies like Infosys. Anything like ABN-AMRO in the pipeline, the market has been talking about GM of course, if you would want to respond to that?
Nandan Nilekani
Well, I cannot talk about specific deals, but what we have done Mithali is we have a group called Strategic Global Sourcing which is only focussed on such kind of deals and they are working on a number of potential opportunities but I cannot really comment on them nor when they will happen nor we say will happen.

Mithali
You want to comment on rumors of special dividend pay out perhaps that Infosys is considering?
Mohandas Pai
Well, I think many people come and talk to us about the cash balance that we have. We have about $969 million. It has gone up by Rs. 555 crores more than about $130 million this quarter, and naturally the cash goes up, people look and ask us what to do, people talk to us and we should carry their message to the board and ask the board to look at suggestions made by investors.

Udayan
The board is here.
Mohandas Pai
We have independent board too, independent members...

Udayan
One last question Nandan before we say bye to you. Give us some sense on the inorganic front because some of your competitors who are large enough, they are also making some interesting moves on the BPO front etc. in the global market. You have so far resisted from doing that. Is it a conscious strategy or you still haven’t have looked but not found anything?
Nandan Nilekani
No, I think people are welcome to do what they feel is right. We believe that fundamentally we have to make our organic growth robust which we have been doing for the last five years which is why we are growing faster than anybody else and we see acquisitions as an instrument to achieve your strategic goals when you get the right kind of people, right domain knowledge, the right market access and so forth. So if the right deal comes along we will definitely make it but we are not like weathered to any such thing and fundamentally we will focus on growing our organic story well and incrementally adding strategic intent through acquisitions.

Udayan
Good luck for the quarter. Thanks very much. Thanks Mohan very much. We will of course come back with the rest of the management team and three new members of the Infosys top management team will join up now. We will talk about Infosys Consulting with Kris. All of that when we return after this break.

Welcome back, you are still with the Infosys Board Room and you have heard the first half of it where we talked quite optimistically about the quarter and for they year ahead without any specific projections. Margins may not remain at these levels, it depends to a large extent on the rupee which is what has led to the spike in this quarter and we have heard them talk about businesses like Progeon and how they are shaping up. It is time to turn to another part of the business which is becoming increasingly larger and more influential, Infosys Consulting. Kris can you give us an update and whether you are on track with what you said two quarters back?

Kris Gopalakrishnan
Definitely we are on track, if you look at the revenues we did about $10 million, we are looking to do about $13 million in Q4. We are on track in terms of recruitment. More importantly, when we look at the type of engagements, the downstream revenues which are coming in and the size of engagements, I think it is on track.

Udayan
Shibu, from a delivery perspective tell us what is happening on the ground? When you actually pitch for large clients are you getting the highest amount of competition from large domestic players, smaller niche domestic players, or largely MNC?
Shibulal
Actually we are starting to see more and more MNCs at this stage. In fact my belief is that they are starting to see us a lot more. If you look at what has happened us, if you look at five years back, our average project size was $500,000. Today we are going into a lot more of multimillion dollar projects, $4 and 5 million which is where they used to operate. So they are starting to see us a lot more. Today at least 30 to 40% of our transformational projects or discretionary spend, we are seeing direct competition from the global majors and that I believe will continue.

Mithali
What about China, you have made a point about growth in Europe but how has that come out as a market in this quarter?
Kris Gopalakrishnan
From a market perspective, China is on track. It is really from a development center perspective, as a base for software development we need to continue to invest. We need to grow in scale. China has 350 employees now, it is growing. We are continuing to recruit in China.

Mithali
Mohan, just getting back to Progeon for a bit, in terms of not just retention but also getting in strong employee talent because for a couple of smaller IT companies, BPO specific, it is not just about retaining talent, it is getting skilled talent, are you getting that for Progeon as a business?
Mohandas Pai
Well it is becoming slightly harder because competition is becoming more keen and today overall in this country there are lot more jobs available than there were two or three years ago. So you have to be attractive, you got to get people in, you have to go up the value chain, you have to reduce attrition. Attrition is fairly high in the business right now. So I think lot more HR action is called for in the BPO space.

Udayan
What is your biggest challenge right now as the CFO, Mohan? When you look at various things, you spoke about manpower, foreign exchange, infrastructure, what is your biggest challenge as a CFO?
Mohandas Pai
I think the biggest challenge as a CFO is mainly based upon three premises. One is the global risk perception. I mean we are a global company though head quartered in India with a largely Indian work force. Now as we globalize and become much bigger, the risk that you face as a global player becomes much more evident. The risk of currency fluctuations, the risk of hiring people, the risk of doing business, the risk of legal jurisdiction, the risk of taxation issues, all these will come to boil because you are facing it around the world, becoming more complex. And the second thing that we are facing is keener competition. As you become a larger player in this business the overall market is not growing as fast as you are growing, that means you are growing in market share and when you grow in market share, you are going to have a lot more players coming in, lot more established players competing with you and the only place and then you have got to compete for scale, you have got to compete for scalability, you got to compete on economic terms. So competition is going to become much keener in future. The third thing which is going to, which is at the top of your mind is about investor expectations. You are becoming a larger player and you have become much more visible and globally as a part of the software service space, you are becoming much more visible and much larger. If you look at the three large players who are offshore, they are becoming much more visible globally for investors in the software service space. So there is a shift happening in the space, a fight for let us say capital and that is an issue that should be the back of your mind. In fact our ADR issue was a move in this direction, it is a very strategic thing to make sure that you increase the liquidity in the market place abroad where people want to invest their capital.

Mithali
For one you have got 10.
Udayan
Many challenges in Mohan’s life, stop losses... Just one question Shibu to you on this whole multiple vendor thing which Nandan spoke about. Do you see it taking away from the size of the deals that you are able to crack, the fact that maybe your deal size might get distributed among a few vendors?
Shibulal
Actually if you look at the total outsourcing space, that is one point which Nandan talked about, our view is very clear. The old way of doing total outsourcing was that, you outsourced your people, process, technology and infrastructure to one single vendor and that is a mega deal and that goes to one single vendor and what we believe is that the customer is getting less advantage from that, they are losing control, they are depending on one vendor. So we believe that if you get broken up, and ABN is an example but for us we are not in the infrastructure space. We are mostly in the process and technology space and that is where we are playing and that is our sweet spot. We believe that there as long as we get a fair share, there is no impact on the size of the deal for us.

Mithali
One quick word Mohan also on the kind of capex plans you have because you made the point about the facility in Mysore, for the next few quarters are we to expect a stronger capex for Infosys?
Mohandas Pai
Well, this year we will be spending about Rs. 1,100 crores odd and Rs. 1,100 crores in India if you exclude the oil companies which is a significant amount. If you rank us, we don’t get credit for that but if you rank us, it is quite a significant amount and we plan to build about 3.5 million square feet. The whole of this country builds 22.5 million square feet of ready office space and we are building alone 3.5 million square feet. So we are a heavy capex spender but our capex depends upon number of people we hire. For example, we have to spend $12,000 per person that we hire, approximately about maybe Rs. 5.5 lakh per person. So if you hired 20,000 people gross, and you need 20,000 seats, you need to spend about Rs. 1,000 crores. So our capex next year will be in tune with our hiring plans and need to build capacity.

Udayan
Kris, the one thing which unnerves a few analysts is the kind of rate at which you constantly need to keep on adding people. Do you see this model getting challenged at any point in the future because at the run rate of 2,500-3,000 people every quarter, from whatever bottleneck, can that destabilize your growth going forward?
Kris Gopalakrishnan
That is one thing which we always look at, how can we make sure that the growth engine continues to go on and on one side we want to be a preferred employer in India, so make sure that our HR practices, make sure that the opportunities for employees within the company is one of the best in the country, in terms of infrastructure, learning, challenges, growth, etc. On the other side, we are also investing in China, we are investing in recruitment outside the country to kind of hedge and make sure that we de-risk it to some extent. Having said that, India continues to be the number one location for outsourcing and that is the reason why the competition for resources is increasing in India and the only solution from a company perspective is to make sure that you are a preferred employer. From a government, from an industry, from an academic perspective we need to make sure that number of students coming out, the intake into engineering colleges increases. We need to look at other pools of employment like B.Sc. etc. For certain services we can use just B.Sc. graduates. So there are multiple strategies you would look at in order to make sure that this growth continues.

Udayan
Okay, time for another break. When we come back another gentleman from the Infosys top management will join us. That is in a minute and we will talk about a few other things with Infosys top management as well. Do not go away we still got about 20 minutes to go before we wind down the curtain for this quarter.

Welcome back, you are still watching Board Room with the Infosys top management, Mohan and Shibu are still with us. We are now joined by two other members of the Infosys management team, Chandrashekar Kakal, who is the Head of the Enterprise Solutions group, he joins us and Merwin Fernandez, who heads Finacle, Infosys’ banking suite of products, also is with us. Thanks very much gentlemen for joining in.
Merwin, tell us what has happened with Finacle in this quarter?
Merwin Fernandez
It has been a very good quarter for Finacle. We have added 5 new clients in this quarter, 15 new clients in the last nine months, sequential growth of 12%, year on year growth of around 65%. 9 months ended we have grown by around 94%. We have seen very good traction in Europe, also in APAC. So it has been a good quarter.

Udayan
Internationally have you been able to make substantial wins because I-Flex and Oracle after their deal might have become stronger competition for you internationally.
Merwin Fernandez
Exactly. See, last 3 months or last 9 months we have seen very good traction internationally. In fact bulk of the growth is coming internationally. DBS Bank has been a very good win for us. Australia has been good. We have added 3 new clients in Australia in the last 12 months. Europe again, we have added 3-4 new clients and also we are in discussions with several large banks there. After from ABN, we have also added another leading European bank, and                      again the relationship has expanded.

Udayan
Do you think it makes sense to compliment the Finacle suite with any other product in that space because some of your competitors have gone and picked up small product companies with some products which are complimentary to their product offerings.
Merwin Fernandez
We have also added a lot of different solutions to the Finacle, I mean the Finacle umbrella. For example, web based cash management, we have added recently. Wealth management we have added, mobile solutions we have added. Some of these have been through internal development and something like treasury has been through acquisition. Our focus currently is more on the retail and investment banking space. Unlike some of our competitors who are more focussed on the corporate space and currently the traction we see in the market is more on the retail space, they are in fact trying to gear up and strengthen their story there. We have a very good story on the retail space. For example, the kind of scalability we have with 20,000 users and close to 14-15 million clients, 10 million transactions, none of our competitors have that kind of a story on the retail space.

Udayan
Mohan, just to come back on this point, you would have noted what some of the other larger companies like TCS have done in the BPO space in terms of acquisitions. Progeon has no such plan to complement?
Mohandas Pai
We do have plans, we are looking at acquisitions. We have not done it but we do have plans because in some areas it does make sense to grow by acquiring capacity rather than grow organically because it gives you a leg up. But the key thing is to have the young companies build a strong management team, deep capabilities, have strong delivery capability. We have done all that. We have been looking at acquisitions, we came close to it, did not do it, could not happen, but I guess I am optimistic.

Udayan
What kind of acquisition would it be, would it be in the transaction space and would it be in one of those developed countries like UK and US?
Mohandas Pai
Yes, it has to be there. It will be in the transaction space. It will be in a vertical where we need to get a leg up like a mature vertical. For example, the insurance vertical is a very mature vertical, there are fewer players. Deep pockets of expertise is required and people want capability immediately, they do not have time to build up capability because that market may not be growing at a very fast pace, it is consolidated. So in that area we may need. In F&A accounting we have been growing rapidly, so another area. But a bigger area is knowledge services. In knowledge services we have 160 people and we are doing quite well there. We are seeing strong traction and we may need to hire more economists, more statisticians, more equity analysts and the like. We released a big ad just now to add because we are seeing strong traction there and there an acquisition could make sense.

Udayan
You said you were considering it but did not do the deal. Let me ask this bluntly. Do you sense any kind of inertia on the part of the management because you have not done a large acquisition deal, little bit of hesitancy because you could take the first step there.
Mohandas Pai
No, it is not inertia Udayan. It is just that we are very strategic in our thinking. We do not want to make an acquisition, a large acquisition to get our face in the press, to become more popular and become more romanticized or possibly to grow scale because we believe that competitor’s model is not working out and they have to change their model. So you don’t buy something for scale, a model which is not doing well. So we want to get those strategic bits to improve the product offering that we have. So I think we have been very strategic, it has not worked out but we have done Australia. We have done a product acquisition for Finacle, in fact we have done two product acquisitions for Finacle. So we have something. Others have done more, but you know we are trying.

Udayan
Chandra Shekar, Enterprise Solutions how has this quarter been?
Chandra Shekar Kakal
As you already heard, package implementation services has been very strong growth in the last quarter. We have been one of the fastest growing group in the company so far and we continue to see that kind of a growth. We operate globally cutting across industry verticals and then cutting across the globe. So wherever growth happens in the geography or in the vertical, it helps us to grow. And traction with Infosys Consulting also has helped us. So they are able to do the business                      higher end of the consulting work and then we continue to do package implementation related services and we work with all the leading ERP packages and CRM packages like SAP,

Oracle CRM, Seibel, and PeopleSoft all of that. So all in all it helps us to have our risk diversified this way and then continue to grow.

Udayan
Who are your key competitors in this space, would it be multinational competition primarily or large domestic players who you fight with in this space?
Chandra Shekar Kakal
See we have emerged as a credible alternative to the traditional global SIs, global implementations and global roll out kind of a story. So traditional global SIs like the big four consulting firms and some of the local consulting firms, local SIs are the competition for us.

Udayan
We will take a break on that note. When we come back, okay, last 5-10 minutes with the Infosys top management for this quarter. So we will ask them a few questions which we might have not asked already, back in a second with last shot at the management for this quarter.
Welcome back, last few minutes with the Infosys top management. We have been talking to the Head of Enterprise Solution, Head of Finacle and Shibu and Mohan of course have been with us for the last hour or so. Mohan just to start off with a slightly more macro question on what is happening in the space, do you see the need for consolidation among Indian software providers right now. Do you see that happening at all?
Mohandas Pai
Right now I think for the top 5 players, their challenge is to fight the global battle, there is a need for some in the top 5 to be in the top 5 in the world in the next 2-3 years and as you can see globally the market share of the top 5 players in India is growing while the global market is not growing at the same pace and they continue growing for the next two years then I think there is going to be a keener competition but within the industry, within India, you see at the next level there could be a need for consolidation because that slice of the market is not growing and that is slightly worrisome and I think if you look at it from the global point of view too, there are some very clear winners, people who are very strong and people who are not so strong, who are not growing, who are shrinking in size. So I think lot of things happening globally.

Mithali
Couple of other verticals as well Mohan, you haven’t talked about, smaller perhaps retail for one and telecom the other, and what sort of growth prospect you see over there?
Mohandas Pai
I think telecom has very strong growth potential because we have a practice called Communication Service Providers, which is growing at 8-10% sequentially within telecom and we have seven of the ten top telecom providers in the US as our clients and that vertical is growing. And in the telecom space VOIP coming into the market place is going to create a different set of paradigm for the people who are in the fixed line business. So there is a rapid increase in technology spending, rapid increase in transformation of the space. I think the growth rate is pretty good. Shibu you want to add to that.
Shibulal
On the retail front also I believe the growth rate will be very good because we have actually rolled out certain solutions like lead time optimization, which is seeing good traction in the market.

Mithali
Finacle as a product, are there virgin areas which haven’t been gone into or geographical areas that you think you can actually aggressively push the product?
Merwin Fernandez
Geographically right now where we are pushing the Finacle and where we are seeing also lot of traction is Europe. That is one market where most analysts also feel is opening up much faster than rest of the world, of course excluding the Asia-Pacific. So if you look at Europe for example, leading analyst firm recently has talked about a European bank spending close to 100 billion Euro in application renewal over the next 10 years and they are talking about even in a single deal spends could go up to 250 million Euro and we are seeing that actually on the ground in the form of RFPs and discussions that we are having with the various banks and that is the market where we are very bullish and we are really focused on.

Udayan
Chandrashekar, just in your space, take us through the pricing issues at this point in time and whether the kind of traction you are seeing is higher than the average 10% odd volume growth that Infosys is showing as a composite entity?
Chandra Shekar Kakal
In the new customers which we are acquiring, there is a pricing increase trend and then whenever we combine our services with the Infosys Consulting services, we are able to get good traction on the pricing front. On the tradition existing clients where our repeat business is happening and then we have agreed contracts with them so the pricing continues to be the same, but on the newer client, newer areas, and when we combine that with Infosys Consulting services                      there is a traction on the upward front.

Udayan
And on volume growth, is it higher or lower than the 10-11% sequentially that Infosys is                     .

Chandra Shekar Kakal
Yeah, we are seeing that volume growth is also happening. We have grown by double digits, 10.3% in the last quarter on quarter and we see promising future. There is lot of business available. We are talking of $75 billion space in which all the Indian companies put together are not making more than $1-1.5 billion. So there is a lot of future available for us and all the global corporations could be our prospects and customers because we are talking of global service here, cutting across industry verticals, cutting across geographies. So we don’t see any problem in the volume growth that can happen.

Udayan
Last word with you Mohan, you will be $2 billion plus by the end of this year. Is the base a problem at all because...
Mohandas Pai
No..
Udayan
You are confident that you would do this kind of growth rates regardless of the base that you...
Mohandas Pai
No, I am not talking about growth rates. I am talking about growth per se. I am confident I will be among the fastest growing players in this business globally. We have a very robust engine, we have built a good strong HR engine, financially we are very strong and we have an excellent client-facing group. Our main strength is our client facing group, that layer of people who meet the clients to sell our services, they are absolutely world class. They have taken on the competition, they have done very well. Then on the delivery side 92% deliver on-time within budget for the last 12 years is a record which is unparalleled in the entire industry. So we are very strong and I think if you look at it we will be among the fastest growing players, among the top three in the world for quite a long time. I do not talk about the growth rate, but I think life is all about comparisons.

Udayan
Last quarter you were telling me comparisons are                      now you are telling me life is all about comparisons.
Mohandas Pai
Comparison is                      in some circumstances, but you look at the global market place, let us say somebody is growing 50% and you grow 30%, you come and tell me, it is not enough. So the whole market is growing 15%, you grow 25%, that is fabulous. But the growth rate is always in relation to somebody else especially in our market place. But the offshore industry is growing at a faster pace than the overall market and within the offshore industry we are growing among the majors at the fastest pace.

Udayan
I like that confidence. Thanks very much gentlemen. Wish you luck for the next quarter.
Mohandas Pai
Thank you very much.

Udayan
That is all from Infosys now. Verdict, well I suppose most analysts would have said the operating numbers look very good, volume growth is on track. So no great disappointment for this quarter. We will take a break now on Infosys, we will come back after the break, talk to a smaller technology company. iGATE come in with results and they have taken a Rs. 11 crore hit on investments. We will ask Phaneesh Murthy where that came from after the break.